Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 3 May 2024

APPENDIX 3Y (CHANGE OF DIRECTOR’S INTEREST NOTICE)

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:

INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Woodside Energy Group Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Marguerite (Meg) Eileen O’Neill
Date of last notice	4 March 2024

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Rights: Direct Restricted Shares: Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in ordinary fully paid shares (Restricted Shares) held by CPU Share Plans Pty Limited as trustee under the Executive Incentive Scheme (EIS).
Date of change	1 May 2024
No. of securities held prior to change	Direct: 173,920 ordinary shares 170,501 Rights under the EIS Indirect: 243,818 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS
Class	Ordinary
Number acquired	109,617 Restricted Shares under the EIS 65,771 Rights under the EIS
Number disposed	Nil

+ See chapter 19 for defined terms. 01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Consideration is the provision of services under an executive employment agreement.

Estimated offer value of A$30.35 per share. The allocations of Restricted Shares and Rights were approved by shareholders at the company’s AGM on 24 April 2024.

No. of securities held after change	Direct: 173,920 ordinary shares 236,272 Rights under the EIS Indirect: 353,435 Restricted Shares held by CPU Share Plans Pty Limited as trustee under the EIS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

109,617 Restricted Shares and 65,771 Rights allocated on 1 May 2024 in accordance with the terms of the EIS and item 4 passed by shareholders at the 2024 Annual General Meeting (AGM) held on 24 April 2024.

The key terms of the Restricted Shares and Rights are set out in the Notice of Annual General Meeting 2024 and the 2023 Remuneration Report, which appears on pages 83 to 100 of the Annual Report 2024.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

+ See chapter 19 for defined terms. Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms. 01/01/2011	Appendix 3Y Page 3